PRESS RELEASE	MARCH 9, 2023

Largo Reports Fourth Quarter and Full Year 2022 Financial Results; Highlights Recent Strength in the Vanadium Market and Progress on its Two-Pillar Strategy as a Tier 1 Vanadium Supplier and Emerging Clean Energy Battery Producer
All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Q4 & Full Year 2022 Highlights

  Revenues of $47.5 million in Q4 2022, 6% below Q4 2021; Revenues per pound sold[1] of $7.77 in Q4 2022, largely in line with $7.88 recognized in Q4 2021

  Operating costs of $44.5 million in Q4 2022 vs. $37.7 million in Q4 2021, and cash operating costs excluding royalties per pound1 of V2O5 equivalent sold of $5.15 in Q4 2022 vs. $3.68 in Q4 2021

  Net loss of $15.6 million in Q4 2022 vs. net income of $1.0 million in Q4 2021; Basic loss per share of $0.24 in Q4 2022 vs. basic earnings per share of $0.01 in Q4 2021

  In Q4 2022, the Company's net loss included approximately $6.3 million of non-recurring expenditures

  Revenues of $229.3 million in 2022, a 16% increase over 2021; Revenues per pound sold1 of $9.38 in 2022, a 19% increase over 2021

  Operating costs of $169.7 million in 2022 vs. $133.0 million in 2021, and cash operating costs excluding royalties per pound1 of V2O5 equivalent sold of $4.57 in 2022 vs. $3.37 in 2021; 2% above upper range of revised 2022 guidance for cash operating costs excluding royalties per pound1

  Net loss of $2.2 million in 2022 vs. net income of $22.6 million in 2021; Basic loss per share of $0.03 in 2022 vs. basic earnings per share of $0.35 in 2021

  In 2022, the Company's net loss included approximately $15.0 million of non-recurring expenditures

  V2O5 production of 2,004 tonnes in Q4 2022 vs. 2,003 tonnes in Q4 2021; Annual V2O5 production of 10,436 tonnes in 2022 vs. 10,319 tonnes in 2021 and 6% below lower range of revised production guidance

  Quarterly sales of 2,772 tonnes of V2O5 equivalent (inclusive of 118 tonnes of purchased material) in Q4 2022 vs. 2,899 tonnes in Q4 2021; Annual V2O5 equivalent sales of 11,091 (inclusive of 1,057 tonnes of purchased material) tonnes in 2022 vs. 11,393 tonnes in 2021 and within revised sales guidance of 11,000 - 12,000 tonnes

Vanadium Price Update[2]

  The average benchmark price per pound of V2O5 in Europe was $8.25 in Q4 2022, being largely in line with the average of $8.23 seen in Q3 2022 and $8.30 in Q4 2021; The average benchmark price as of March 3, 2023 was $10.78, a 44% increase from the lows of 2022

  The average benchmark price per kg of ferrovanadium ("FeV") in Europe was $33.35 in Q4 2022, a 3% decrease from the average of $32.29 seen in Q4 2021; The average FeV benchmark price as of March 3, 2023 was $40.88, a 30% increase from the lows of 2022

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial and operating results for the three and twelve months ended December 31, 2022. The Company reported annual vanadium pentoxide ("V2O5") equivalent sales of 11,091 tonnes at a cash operating cost excluding royalties per pound1 sold of $4.58. Revenues in 2022 increased 16% over 2021 to $229.3 million mainly due to a strengthening of vanadium prices in the year.

Daniel Tellechea, Interim CEO and Director of Largo, stated: "For Largo, 2022 was a challenging year, which led to an underperformance on both production and cost metrics, particularly in Q4 2023 with the mining disruption caused by record rainfall at our mine, cost inflation of key raw materials and sizeable non-recurring expenditures. Although we continue to navigate an inflationary environment, we anticipate delivering and capitalizing on a 10% increase in production for 2023 over 2022, particularly with the recent strengthening of vanadium prices." He continued: "This recent increase is due in part to increased demand from the energy storage sector, especially in China, where new vanadium redox flow battery ("VRFB") deployments totaling around 2 GWh or approximately 10% of global vanadium output are planned for the next 12-24 months. Importantly, the VRFB sector accounted for the second largest source of vanadium demand outside of the steel sector in Q3 2022, according to Vanitec, a global vanadium organization. Other key markets including steel, aerospace, and chemical have also shown considerable demand growth in recent months."

He continued: "As for growth plans this year, Largo's ilmenite project remains on track and is expected to generate a new source of revenue for the Company. We anticipate providing guidance on ilmenite production for 2023 once commissioning of the plant has been completed. We continue to make progress on the installation of our first VRFB in Spain and our negotiations toward the formation of a joint venture with Ansaldo Green Tech ("Ansaldo") for the deployment of VRFBs in the Europe, Middle East and Africa power generation markets. Lastly, safety and sustainability remain key priorities for Largo and we are pleased to be recently ranked in the top quartile of our peer group as measured by certain ESG rating agencies for 2022."

Financial Results

(thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share)	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Revenues	47,501	$50,326	229,251	198,280
Operating costs	(44,455)	(37,746)	(169,719)	(133,010)
Direct mine and production costs	(28,401)	(21,370)	(94,521)	(75,126)
Net income (loss) before tax	(17,224)	(337)	4,039	31,759
Income tax (expense) recovery	1,336	(402)	(7,688)	(5,430)

Deferred income tax recovery (expense)	252	1,528	1,423	(3,758)
Net income (loss)	(15,636)	789	(2,226)	22,571
Basic earnings (loss) per share	(0.24)	0.01	(0.03)	0.35
Diluted earnings (loss) per share	(0.24)	0.01	(0.03)	0.35
Cash (used)provided before non-cash working capital items	(14,055)	6,102	21,424	55,362
Net cash provided by (used in) operating activities	(5,429)	3,427	3,460	39,777
Net cash (used in) provided by financing activities	24,078	(2)	26,435	(6,902)
Net cash used in investing activities	(26,819)	(6,985)	(60,147)	(27,399)
Net change in cash	(8,242)	(3,777)	(29,319)	4,645
			As at
			December 31, 2022 2021	December 31, 2021
Cash			54,471	83,790
Debt			40,000	15,000
Working capital[3]			115,171	118,310

Maracás Menchen Mine Operational and Sales Results

	2022					2021
	Q1	Q2	Q3	Q4	Full Year	Q4	Full Year

Total Ore Mined (tonnes)	303,652	378,273	351,450	326,552	1,359,927	277,783	1,248,967
Ore Grade Mined - Effective Grade[4] (%)	1.27	1.18	1.02	0.96	1.11	1.00	1.12

Concentrate Produced (tonnes)	92,324	124,317	99,513	90,797	406,951	86,129	398,847
Grade of Concentrate (%)	3.21	3.28	3.26	2.94	3.18	3.13	3.23
Global Recovery[5] (%)	77.5	81.8	80.7	74.7	79.1	76.0	79.7

V2O5 Produced (Flake + Powder) (tonnes)	2,442	3,084	2,906	2,004	10,436	2,003	10,319
V2O5 produced (equivalent lbs[6])	5,383,682	6,799,048	6,406,626	4,418,058	23,007,414	4,415,854	22,749,474
V2O5 Equivalent Sold (tonnes)	2,232	3,289	2,796	2,774	11,091	2,899	11,393
Produced V2O5 equivalent sold (tonnes)	2,153	2,780	2,445	2,656	10,034	2,843	10,864
Purchased V2O5 equivalent sold (tonnes)	79	509	351	118	1,057	56	529
Cash Operating Costs Excluding Royalties per pound ($/lb)[1]	3.97	4.23	4.86	5.15	4.57	3.68	3.37
Revenues per pound sold ($/lb)[1]	8.67	11.69	8.80	7.77	9.38	7.88	7.89

Q4 & Full Year 2022 Financial Results Overview

  During 2022, the Company recognized revenues of $229.3 million from sales of 11,091 tonnes of V2O5 equivalent (2021 - 11,393 tonnes). This represents a 16% increase in revenues over 2021 ($198.3 million) mainly due to higher vanadium prices in the year, particularly with revenues recognized in Q2 2022. During Q4 2022, the Company recognized revenues of $47.5 million (Q4 2021 - $50.3 million) from sales of 2,772 tonnes of V2O5 equivalent (Q4 2021 - 2,899 tonnes).

  Operating costs of $169.7 million in 2022 (2021 - $133.0 million) include direct mine and production costs of $94.5 million (2021 - $75.1 million), conversion costs of $8.1 million (2021 - $9.3 million), product acquisition costs of $24.4 million (2021 -$9.7 million), royalties of $10.4 million (2021 - $8.9 million), distribution costs of $9.2 million (2021 - $5.3 million), inventory write-down of $2.3 million (2021 - $3.2 million), depreciation and amortization of $20.9 million (2021 - $21.5 million) and iron ore costs of $1.0 million (2021 - $0.05 million), partially offset by insurance proceeds of $1.0 million (2021 - $nil).

  Operating costs of $44.5 million in Q4 2022 (Q4 2021 - $37.7) include direct mine and production costs of $28.4 million (Q4 2021 - $21.4 million), conversion costs of $2.2 million (Q4 2021 - $2.6 million), product acquisition costs of $3.8 million (Q4 2021 - $1.0 million), royalties of $2.1 million (Q4 2021 - $2.3 million), distribution costs of $2.3 million (Q4 2021 - $1.5 million), inventory write-down of $0.4 million (Q4 2021 - $3.2 million), depreciation and amortization of $6.0 million (Q4 2021 - $5.8 million) and iron ore costs of $0.02 million (Q4 2021 - $nil), partially offset by insurance proceeds of $1.0 million (Q4 2021 - $nil).

    The increases in direct mine and production costs are attributable to a decrease in the global recovery5, cost increases in critical consumables, including heavy fuel oil ("HFO") and ammonium sulfate, as well as increased consumption of these critical consumables and sodium carbonate. Costs were further impacted by the Company's mining contractor transition in Q3 2022 and corrective maintenance in the plant throughout the year. Higher costs of production in the current and previous periods in the year related to shutdowns caused by abnormally high rainfall during Q4 2022, while corrective maintenance continued to impact operating costs as a result of the time between production and sales.

  Cash operating costs excluding royalties per pound1 of V2O5 equivalent sold were $4.57 in 2022, compared with $3.37 in 2021. Cash operating costs excluding royalties per pound1 sold were $5.15 in Q4 2022, compared with $3.68 in Q4 2021. The increase seen in Q4 2022 and 2022 compared with Q4 2021 and 2021 is largely due to the impacts noted previously, in addition to produced V2O5 equivalent sold having decreased in 2022 as compared with 2021, with 10,034 tonnes sold versus 10,864 tonnes.

  Professional, consulting and management fees were $25.3 million in 2022, compared with $17.9 million in 2021. Professional, consulting and management fees were $5.7 million in Q4 2022, compared with $5.6 million in Q4 2021. For 2022, the increase is primarily attributable to costs incurred earlier in the year in connection with LCE, which was not fully operational earlier in 2021 and transaction and listing related costs incurred by Largo Physical Vanadium Corp. ("LPV") in connection with the completion of its qualifying transaction.

  Other general and administrative expenses were $14.3 million in 2022, compared with $6.4 million in 2021. Other general and administrative expenses were $3.5 million in Q4 2022, compared with $2.3 million in Q4 2021. For 2022, the increase is primarily due to an increase in provisions as well as costs incurred in Q4 2022 in connection with LPV, and in Largo Clean Energy Corp. ("LCE") which has scaled up activities throughout 2022. The increase in provisions relates to a supply agreement for the Maracás Menchen Mine which was filed with Brazilian courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees.

  Technology start-up costs were $12.7 million in 2022 (2021 - $3.8 million) and $8.2 million in Q4 2022 (Q4 2021 - 3.1 million). This includes a full write-down of battery components inventory at LCE of $6.4 million (Q4 2022 and 2022) (Q4 2021 and 2021 - $nil) to their expected net realizable value. Technology start-up costs relate to LCE's activities related to ramping up its operations for the deployment of the VCHARGE VRFB system and the titanium project in Brazil.

  Finance costs in Q4 2022 increased from Q4 2021 by 118% (or $0.4 million), which is attributable to increased debt, as well as the initial financing fees on the Company's new debt facilities.

  For 2022, cash provided by financing activities increased from cash used in financing activities in 2021 by $33.3 million. The movement is primarily attributable to the receipt of debt of $55.0 million and cash received from the sale of non-controlling interest of $7.3 million (2021 - $nil), partially offset by the repayment of debt of $30.0 million (2021 - $24.8 million) and share repurchases of $6.0 million. Cash provided by financing activities in Q4 2022 increased from cash used in financing activities in Q4 2021 by $24.1 million. This movement was primarily due to the receipt of new debt of $40.0 million, partially offset by a repayment of debt of $15.0 million.

  Cash used in investing activities in Q4 2022 of $26.8 million is an increase of $19.8 million from the $7.0 million seen in Q4 2021. This movement was primarily driven by the purchase of vanadium assets and continued work on the ilmenite project. For 2022, the increase from 2021 was $32.7 million. Expenditures in 2022 primarily relate to the ilmenite project, mining equipment, costs relating to a software implementation and cash outflows for purchased product vanadium assets.

Additional Company Updates

  Q4 and Full Year 2022 Operational Results: Production of 2,004 tonnes of V2O5 in Q4 2022 was in line with the 2,003 tonnes of V2O5 produced in Q4 2021, primarily due to reduced massive ore inventory arising from the transition in mining contractors in Q3 2022 and due to unusually heavy rainfall in December 2022. In Q4 2022, the Company produced 839 V2O5 equivalent tonnes of high purity products, including 650 tonnes of high purity V2O5 and 189 tonnes of high purity vanadium trioxide ("V2O3"). This represented 42% of the total quarterly production. In 2022, the Company produced 1,801 V2O5 equivalent tonnes of high purity products, including 1,368 tonnes of high purity V2O5 and 433 tonnes of high purity V2O3. In Q4 2022, 326,552 tonnes of ore were mined with an effective grade4 of 0.96% of V2O5. The ore mined in Q4 2022 was 18% higher than in Q4 2021. The Company produced 90,797 tonnes of concentrate with an effective grade4 of 2.94%. The global recovery5 achieved in Q4 2022 was 74.7%, a decrease of 1.7% from the 76.0% achieved in Q4 2021 and 7.4% lower than the 80.7% achieved in Q3 2022. The global recovery5 in October 2022 was 75.0%, with 67.8% achieved in November 2022 and 80.8% achieved in December 2022.

  Continued Focus on ESG in 2022: The Company continued to improve its overall Environmental, Social and Governance ("ESG") performance and public disclosures in 2022. This is reflected in additional improved ratings and scores, most notably its S&P Global Corporate Sustainability Assessment ("CSA") rating having improved approximately 38%, placing the Company in the top quartile of its mining peer group for 2022. This improvement was largely driven by updates to Largo's governance of ESG, including new policies, ESG oversight at the Board level and climate-related disclosures, as well as improved responses related to the Company's on-going environmental compliance in Brazil. The Company expects to issue its 2022 sustainability report in late Q2 2023.

  Largo Clean Energy Recent Developments: During Q4 2022, LCE continued to make significant progress on the delivery of the Enel Green Power España ("EGPE") contract, which remains a priority focus. Substantially all the hardware is either in transit to or is in Spain awaiting installation. The Company shipped the remaining six of 12 electrolyte storage containers in early 2023 and the Field Service team has been on site in Q1 2023 and work is ongoing to install and interconnect the AC and DC power systems. Provisional acceptance, which requires the completion of as-build drawings, manuals, final punch-list items, and operational testing by EGPE, is expected to be completed by the end of May 2023. Additionally, LCE and Ansaldo continue to focus on the formation of a joint venture for the manufacturing and commercial deployment of VRFBs in the European, African and Middle East power generation markets. The Company's previously announced memorandum of understanding ("MOU") has been extended to March 31, 2023, to allow for the negotiation and entering into a joint venture and other ancillary agreements. Ansaldo and LCE continue to develop a business path for the joint venture to service the European markets with Long Duration Energy Storage ("LDES").

  Ilmenite Concentration Plant Progress: The Company progressed with the construction of its ilmenite concentration plant at its Maracás Menchen Mine in Q4 2022. The Company received all required flotation structures and is finalizing the building of its desliming, flotation, filtration, warehouse and pipe rack structures ands expects commissioning of the plant to be completed in Q2 2023.

  January and February 2023 Production and Sales: Subsequent to Q4 2022, the Company produced 354 tonnes of V2O5 in January and 843 tonnes in February. The Company also sold 1,080 tonnes of V2O5 equivalent (including 68 tonnes of purchased material) in January 2023 and 750 tonnes (including 11 tonnes of purchased material) in February. Production in January and February was largely impacted by low ore availability in due to the heavy rains at the mine site and planned maintenance of the kiln for its refractory refurbishment, with sales in February being impacted by a delay in sales recognition. The Company expects to remain within its quarterly production and sales guidance for Q1 2023.

  Largo Physical Vanadium Update: LPV's net assets are now over 90% held in physical vanadium products and near-term delivery commitments (approximately 2.9 million lbs of V2O5 equivalent). The launch of LPV in September 2022 coincided with lower vanadium prices, which allowed LPV to purchase vanadium units at favorable market prices. LPV's net asset value ("NAV") is now C$2.56 per share or 28% above the closing share price of C$2.00 per share on March 8, 2023. LPV believes its NAV to share price discount offers current and new LPV investors an attractive investment case and closing this disconnect is now LPV's key focus. LPV management are working on a broad marketing and communication campaign to raise awareness of its investment proposal.

  Director Resignation: Following the Company's previously announced leadership change on February 16, 2023, Mr. Paulo Misk has resigned from his position as a Director of the Company effective March 7, 2023.

Annual 2022 Webcast and Conference Call Information

The Company will host a webcast and conference call on Friday, March 10, 2023, at 1:00 p.m. ET, to discuss its fourth quarter and annual 2022 results and progress.

Details of the webcast and conference call are listed below:

To join the conference call without operator assistance, you may register and enter your phone number at https://bit.ly/3Yho3fJ to receive an instant automated call back.

You can also dial direct to be entered to the call by an Operator via dial-in details below.

Conference Call Details
Date:	Friday, March 10, 2023
Time:	1:00 p.m. ET
Dial-in Number:	Local: +1 (647) 794-4605
North American Toll Free: +1 (888) 394-8218
Conference ID:	6338127
Webcast Registration Link:	https://app.webinar.net/Am3ND5Rleqn
RapidConnect Link	https://bit.ly/3Yho3fJ
Replay Number:	Local / International: + 1 (647) 436-0148
North American Toll Free: +1 (888) 203-1112
Replay Passcode: 6338127
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: www.largoinc.com/English/investor-resources

A playback recording will be available on the Company's website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo's annual consolidated financial statements for the years ended December 31, 2022 and 2021 and its management's discussion and analysis for the year ended December 31, 2022 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedar.com and www.sec.gov.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company will be implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) leading vanadium supplier with an outlined growth plan and 2.) U.S.-based energy storage business support a low carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing and cost related to the build-out of the ilmenite plant; the ability to produce vanadium trioxide according to customer specifications; the extent of capital and operating expenditures; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and successfully operate a VRFB business, the projected timing and cost of the completion of the EGPE project; our ability to protect and develop our technology, our ability to maintain our IP, the competitiveness of our product in an evolving market, our ability to market, sell and deliver our VCHARGE batteries on specification and at a competitive price, our ability to successfully deploy our VCHARGE batteries in foreign jurisdictions; our ability to negotiate and enter into a joint venture with Ansaldo Green Tech on terms satisfactory to the Company and the success of such joint venture;  the receipt of necessary governmental permits and approvals on a timely basis, our ability to secure the required resources to build and deploy our VCHARGE batteries, and the adoption of VRFB technology generally in the market.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium commodities; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the ability to mitigate the impact of continuing heavy rainfall; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's VRFB technology; the ability to obtain funding through government grants and awards for the Green Energy sector, the accuracy of cost estimates and assumptions on future variations of VCHARGE battery system design, that the Company's current plans for ilmenite and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

Annual 2022 Net Income Reconciliation

		2022
Total V2O5 equivalent sold	lbs	24,451	A
	tonnes[1]	11,091

Produced V2O5 equivalent sold	lbs	22,121	B
	tonnes[1]	10,034

Revenues per pound sold[2]	$/lb	$9.38	C
Cash operating costs per pound[2]	$/lb	$5.04	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

1. Cash operating costs per pound is a non-GAAP ratio with no standard meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

		2022
Revenues		$229,251	A x C 11,091 tonnes of V2O5 equivalent sold (2021 - 11,393 tonnes), with revenues per pound sold of $9.38 (2021 - $7.89).
Cash operating costs		(111,568)	B x D Global recovery of 79.1% (2021 - 79.7%), impact of cost increases for critical consumables, including HFO and diesel, and abnormal rainfall.
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(8,070)		Note 23 2,135 tonnes of FeV sold. Unit conversion costs are increasing due to aluminum price increases.
Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(24,426)		Note 23 1,057 tonnes of V2O5 equivalent of purchased products sold, compared with 528 tonnes in 2021 with a cost of $9,666.
Distribution costs	(9,169)		Note 23
Depreciation	(20,882)		Note 23
Increase in legal provisions	(5,107)		See "other general and administrative expenses" section on page 7.
Purchased products inventory write-down	(1,987)		Note 23 and Note 5
Insurance proceeds	683		Note 23

		2022
Loss on iron ore sales	(659)		Note 23
		(69,617)
Commercial & Corporate costs
Professional, consulting and management fees	(8,537)		Note 18 (Sales & trading plus Corporate) Increased insurance, legal, regulatory and compliance costs in 2022 as a result of the Nasdaq listing earlier in 2021 and ongoing U.S. regulatory requirements.
Other general and administrative expenses	(2,355)
Share-based payments	(2,372)
		(13,264)
Largo Clean Energy		(26,743)	Note 18 (excluding finance costs and FX) - includes an inventory write-down of $6,435 2022 guidance between $15,000 and $18,000.

Largo Physical Vanadium		(1,992)	Note 18
Titanium project		(1,198)	Note 18 - "other"
Foreign exchange gain		1,584
Finance costs		(1,588)
Interest income		1,109
Exploration and evaluation costs		(1,935)

Net income before tax		4,039
Income tax expense		(7,688)
Deferred income tax expense		1,423
Net income (loss)		$(2,226)

Non-GAAP Measures

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. This press release contains non-GAAP financial measures and non-GAAP ratios, which are not standardized financial measures under IFRS, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Revenues Per Pound

The Company's press release refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 18 as per the 2022 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Revenues - V2O5 produced[i]	$24,908	$24,520	$123,529	$100,901
V2O5 sold - produced (000s lb)	3,483	3,234	14,307	13,499
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$7.15	$7.58	$8.63	$7.47

Revenues - V2O5 purchased[i]	$-	$-	$3,184	$455
V2O5 sold - purchased (000s lb)	-	-	265	55
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$-	$12.02	$8.27

Revenues - V2O5[i]	$24,908	$24,520	$126,713	$101,356
V2O5 sold (000s lb)	3,483	3,234	14,571	13,554
V2O5 revenues per pound of V2O5 sold ($/lb)	$7.15	$7.58	$8.70	$7.48

Revenues - V2O3 produced[i]	$4,736	$-	$8,534	$-
V2O3 sold - produced (000s lb)	426	-	734	-
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$11.12	$-	$11.63	$-

Revenues - V2O3 purchased[i]	$480	$-	$962	$-
V2O3 sold - purchased (000s lb)	42	-	85	-
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$11.43	$-	$11.32	$-

Revenues - V2O3[i]	$5,216	$-	$9,496	$-
V2O3 sold (000s lb)	468	-	819	-

	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
V2O3 revenues per pound of V2O3 sold ($/lb)	$11.15	$-	$11.59	$-

Revenues - FeV produced[i]	$15,664	$24,853	$71,025	$88,761
FeV sold - produced (000s kg)	559	930	2,135	3,251
FeV revenues per kg of FeV sold - produced ($/kg)	$28.02	$26.72	$33.27	$27.30

Revenues - FeV purchased[i]	$1,713	$953	$22,017	$8,163
FeV sold - purchased (000s kg)	64	39	603	304
FeV revenues per kg of FeV sold - purchased ($/kg)	$26.77	$24.44	$36.51	$26.85

Revenues - FeV[i]	$17,377	$25,806	$93,042	$96,924
FeV sold (000s kg)	623	969	2,738	3,555
FeV revenues per kg of FeV sold ($/kg)	$27.89	$26.63	$33.98	$27.26

Revenues[i]	$47,501	$50,326	$229,251	$198,280
V2O5 equivalent sold (000s lb)	6,116	6,390	24,451	25,117
Revenues per pound sold ($/lb)	$7.77	$7.88	$9.38	$7.89

i. As per note 22 of the Company's 2022 annual consolidated financial statements.

Three months ended calculated as the amount per note 22 less the corresponding amount disclosed for the nine-month period in note 18 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

The Company's press release refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the 2022 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Operating costs[i]	$44,455	$37,746	$169,719	$133,010
Professional, consulting and management feesii	1,185	1,176	4,969	4,162
Other general and administrative expensesiii	530	497	1,390	1,500
Add: insurance proceeds[i]	683	-	683	-
Less: iron ore costs[i]	(22)	-	(659)	(50)
Less: conversion costs[i]	(2,231)	(2,592)	(8,070)	(9,252)
Less: product acquisition costs[i]	(3,775)	(1,010)	(24,426)	(9,666)
Less: distribution costs[i]	(2,282)	(1,463)	(9,169)	(5,302)
Less: inventory write-downiv	(332)	(3,208)	(1,987)	(3,210)
Less: depreciation and amortization expense[i]	(5,959)	(5,824)	(20,882)	(21,537)
Cash operating costs	32,252	25,322	111,568	89,655
Less: royalties[i]	(2,106)	(2,279)	(10,371)	(8,867)
Cash operating costs excluding royalties	30,146	23,043	101,197	80,788
Produced V2O5 sold (000s lb)	5,855	6,267	22,121	23,953
Cash operating costs per pound ($/lb)	$5.51	$4.04	$5.04	$3.74
Cash operating costs excluding royalties per pound ($/lb)	$5.15	$3.68	$4.57	$3.37

i. Year ended as per note 23 of the Company's 2022 annual consolidated financial statements.

Three months ended calculated as the amount per note 23 less the corresponding amount disclosed for the nine-month period in note 19 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

ii. Year ended as per the Mine properties segment in note 18 of the Company's 2022 annual consolidated financial statements.

Three months ended calculated as the amount for the Company's Mine properties segment in note 18 less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 15 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

iii. Year ended as per the Mine properties segment in note 18 of the Company's 2022 annual consolidated financial statements less the increase in legal provisions of $5,107 as noted in the "other general and administrative expenses".

Three months ended calculated as the amount for the Company's Mine properties segment in note 18 less the increase in legal provisions of $215, less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 15 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

iv. Year ended as per notes 5 of the Company's 2022 annual consolidated financial statements for purchased finished products.

Three months ended calculated as the amount per note 5 for purchased finished products less the corresponding amount disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

___________________________

[1] Revenues per pound sold and cash operating costs are non-GAAP financial measures, and cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

[2] Fastmarkets MetalBulletin

[3] Defined as current assets less current liabilities per the consolidated statements of financial position.

[4] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

[5] Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

[6] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.